REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

[redacted]

27 June 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

dlw 7/15

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

Schedule I
27 June 2008

Documents made public since the last submission on **28 March 2008:**

Date	Item	Description
27 June 2008	Company Announcement	Redflex announces cessation of 46,000 unlisted options due to the resignations of two employees
25 June 2008	Company Announcement	Redflex announces Record-Setting Year for Redflex with the Execution of Two New Photo Enforcement Contracts: Cities of Napa and Yucaipa, California
5 June 2008	Company Announcement	Redflex announces New US$50 million bank facility
2 June 2008	Company Announcement	Redflex announces Contracts valued at $3 Million – Mobile Radar Cameras for South Australia and Bus Lane Enforcement Cameras for New South Wales
29 May 2008	ASIC Form 605	Notice of ceasing to be a substantial holder – JPMorgan Chase & Co and its affiliates
29 May 2008	ASIC Form 603	Notice of initial substantial holder – Hunter Hall
1 May 2008	Company Announcement	Redflex announces Redflex Executes New Combination Speed and Red-Light Enforcement Contract: City of Gretna, Louisiana
22 April 2008	Appendix 3Y	Change of Director's Interest Notice
11 April 2008	ASIC Form 604	Notice of change of interests of substantial holder – Thorney
8 April 2008	Company Announcement	Redflex announces Redflex Executes Three New Photo Enforcement Contracts: City of Highland, California and Villages of Orland Park and Tinley Park, Illinois

Cessation of Unlisted Options

27 June 2008

Redflex wishes to advise that, consistent with the terms of the Company's Employee Option Plan, 46,000 Options (RDFAT granted June 2004) have ceased due to the resignations of two employees.

For further information:

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Record-Setting Year for Redflex with the Execution of Two New Photo Enforcement Contracts: Cities of Napa and Yucaipa, California

25 June 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new photo enforcement contracts with the cities of Napa and Yucaipa, California.

Napa, California
Napa is the County seat and has a population of approximately 75,000. Considered to be America's premier winegrowing region, with an excess of 4.7 million visitors each year, Napa is the second most popular tourist destination in the state.

This contract was awarded to Redflex as the result of a competitive tender.

The scope of the program includes red-light enforcement systems for up to 10 locations, and has a term of three years, plus three 1-year renewals.

Yucaipa, California
Located in San Bernardino County, this Inland Empire community has a population in excess of 50,000.

This contract was awarded to Redflex as the result of a competitive tender.

The scope of the program includes red-light enforcement systems for up to 10 locations, and has a term of three years, plus one 3-year renewal.

"These new wins bring the number of new contracts executed this financial year to 66 - a double digit increase in the number of contracts executed in our previous record-setting financial year. Additionally, we have renewed 16 contracts. With a high number of selections being the result of competitive tenders, Redflex is ready to continue in its number one market position into the new financial year" said Karen Finley, CEO Redflex Traffic Systems Inc.

Redflex Traffic Systems Inc has contracts with more than 200 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

REDFLEX HOLDINGS

Release to Australian Se

New US$50 million bank facility

5 June 2008

The directors of Redflex holdings Limited are pleased to advise that Redflex has entered into an agreement with the Bank of Montreal (BMO) and the Commonwealth Bank of Australia (CBA) for the provision of a revolving credit facility of US$50 million.

This is double the size of the previous US$25million facility with BMO, and makes funding available more broadly within the group.

The facility provides for further camera system installations under the Build-Own-Operate-Maintain (BOOM) model in the USA, for bank guarantees and letters of credit that may be required, and for further expansion both locally and in international markets. It has a term of three years, and interest rates which will initially be less than 5%.

It will be used to fund Redflex' ongoing growth, particularly in the USA market, where the highly successful BOOM business requires funding of capital expenditure as growth accelerates. Redflex Traffic Systems has an installed base of traffic photo-enforcement cameras which generate operating cash flows sufficient to fund most of its growth; however, additional borrowing is needed as planned growth outstrips the rate at which the Group could grow by utilising operating cash flows alone.

Graham Davie, Group CEO said "Redflex has had long and valued relationships with both BMO in the USA and the CBA in Australia, and we are pleased to extend those relationships both in time and in the level of the commitment to Redflex' business. We have been delighted with the level of support shown to Redflex in this important growth phase, particularly in light of the current global tightening of credit markets."

Redflex Traffic Systems Inc has contracts with more than 200 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Ron Johnson
Chief Financial Officer
Redflex Holdings Limited
ronald.johnson@redflex.com.au
+ 61 3 9674 1754

Contracts valued at $3 Million - Mobile Radar Cameras for South Australia and Bus Lane Enforcement Cameras for New South Wales

2 June 2008

Redflex Traffic Systems Pty Ltd, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new contracts with the South Australia Police and the Roads and Traffic Authority of New South Wales.

Redflex will supply and install 18 REDFLEXspeed™ mobile radar speed cameras, in South Australia Police vehicles and provide associated services. The contract was awarded after competitive tender and product field trials. This strengthens Redflex's position as the digital enforcement market leader in Australia.

Ricardo Fiusco, General Manager of Redflex Traffic Systems Pty Ltd said, "We are very proud of our involvement with the South Australian Road Safety Program. Together we have successfully implemented digital red-light cameras and we are looking forward to adding digital mobile speed detection as the next stage of enforcement".

Redflex has also received a contract to supply additional Bus Lane Enforcement Cameras to the Roads and Traffic Authority of New South Wales. Redflex cameras are the only systems enforcing bus lanes in Australia, meeting the high performance requirements of this market.

The total of the two contracts is approximately $3 million.

Redflex Traffic Systems Pty Ltd manufactures and supplies traffic cameras and processing systems around the world. In the USA Redflex Traffic Systems Inc has contracts with more than 200 cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Ricardo Fiusco
General Manager
Redflex Traffic Systems Pty Ltd
ricardo.fiusco@redflex.com.au
+ 61 3 9674 1758

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Redflex Holdings Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: JPMorgan Chase & Co. and its affiliates

ACN/ARSN (if applicable): N/A

The holder ceased to be a substantial holder on 27/May/2008

The previous notice was given to the company on 25/Apr/2007

The previous notice was dated 25/Apr/2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
	See Appendix				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
JPMorgan Chase & Co.	1111 Polaris Parkway, Columbus, Ohio 43240

Signature

print name: Jasmine Pang capacity: VP / JPMorgan Chase Bank, N.A.

sign here date: 29/May/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

APPENDIX

REDFLEX HOLDINGS LIMITED (ISIN: AU000000RDF0)								
Transaction date	Entity	Type of transaction	Ccy	Price	Quantity	Total Asset Management Positions	Issued share capital	% owned
Balance as at 23 April 2007						**5,462,517**	**88,875,000**	**6.15%**
1-May-07	JFCP	BUY	AUD	3.25	23,800	5,486,317	88,875,000	6.17%
14-May-07	JFCP	SELL	AUD	3.15	(21,301)	5,465,016	88,875,000	6.15%
18-May-07	JFCP	TRANSFER OUT	AUD	-	(205,547)	5,259,469	88,875,000	5.92%
22-May-07	JFCP	BUY	AUD	3.21	16,000	5,275,469	88,875,000	5.94%
23-May-07	JFCP	BUY	AUD	3.22	9,173	5,284,642	88,875,000	5.95%
24-May-07	JFCP	BUY	AUD	3.21	15,249	5,299,891	88,875,000	5.96%
25-May-07	JFCP	BUY	AUD	3.23	18,000	5,317,891	88,875,000	5.98%
28-May-07	JFCP	BUY	AUD	3.22	25,000	5,342,891	88,875,000	6.01%
29-May-07	JFCP	BUY	AUD	3.22	100,000	5,442,891	88,875,000	6.12%
30-May-07	JFCP	BUY	AUD	3.22	16,000	5,458,891	88,875,000	6.14%
31-May-07	JFCP	BUY	AUD	3.23	19,000	5,477,891	88,875,000	6.16%
1-Jun-07	JFCP	BUY	AUD	3.24	1,000	5,478,891	88,875,000	6.16%
4-Jun-07	JFCP	BUY	AUD	3.23	50,000	5,528,891	88,875,000	6.22%
5-Jun-07	JFCP	BUY	AUD	3.21	50,000	5,578,891	88,875,000	6.28%
6-Jun-07	JFCP	BUY	AUD	3.20	57,690	5,636,581	88,875,000	6.34%
7-Jun-07	JFCP	BUY	AUD	3.15	16,316	5,652,897	88,875,000	6.36%
8-Jun-07	JFCP	BUY	AUD	3.19	21,000	5,673,897	88,875,000	6.38%
25-Jun-07	JFCP	SELL	AUD	3.07	(83,116)	5,590,781	88,875,000	6.29%
26-Jun-07	JFCP	SELL	AUD	2.99	(30,765)	5,560,016	88,975,223	6.25%
27-Jun-07	JFCP	BUY	AUD	2.88	36,700	5,596,716	88,975,223	6.29%
28-Jun-07	JFCP	BUY	AUD	2.95	20,400	5,617,116	88,975,223	6.31%
29-Jun-07	JFCP	BUY	AUD	3.02	55,544	5,672,660	88,975,223	6.38%
2-Jul-07	JFCP	BUY	AUD	3.05	28,894	5,701,554	88,975,223	6.41%
3-Jul-07	JFCP	BUY	AUD	3.05	16,800	5,718,354	88,975,223	6.43%
4-Jul-07	JFCP	BUY	AUD	3.05	9,100	5,727,454	88,975,223	6.44%
17-Jul-07	JFCP	BUY	AUD	3.10	17,607	5,745,061	88,975,223	6.46%
18-Jul-07	JFCP	BUY	AUD	3.10	915	5,745,976	88,975,223	6.46%
19-Jul-07	JFCP	BUY	AUD	3.20	49,500	5,795,476	88,975,223	6.51%
16-Aug-07	JFCP	SELL	AUD	2.85	(1,000)	5,794,476	88,975,223	6.51%
23-Aug-07	JFCP	SELL	AUD	2.85	(209,399)	5,585,077	88,975,223	6.28%
12-Sep-07	JFCP	SELL	AUD	3.13	(219,309)	5,365,768	88,975,223	6.03%
13-Sep-07	JFCP	SELL	AUD	3.11	(373,832)	4,991,936	88,975,223	5.61%
5-Nov-07	JFCP	TRANSFER IN	AUD	-	64,294	5,056,230	90,240,489	5.60%
14-Nov-07	JFCP	SELL	AUD	2.98	(173,720)	4,882,510	90,240,489	5.41%
22-Nov-07	JFCP	SELL	AUD	3.09	(37,077)	4,845,433	90,240,489	5.37%
27-Nov-07	JFCP	SELL	AUD	3.32	(9,966)	4,835,467	90,240,489	5.36%
18-Dec-07	JFCP	SELL	AUD	3.28	(57,889)	4,777,578	90,260,489	5.29%
7-Jan-08	JFCP	BUY	AUD	3.31	49,166	4,826,744	90,260,489	5.35%
8-Jan-08	JFCP	BUY	AUD	3.33	6,080	4,832,824	90,260,489	5.35%
31-Jan-08	JFCP	BUY	AUD	3.15	20,700	4,853,524	90,260,489	5.38%
14-Feb-08	JFCP	SELL	AUD	3.00	(13,500)	4,840,024	90,260,489	5.36%
20-Mar-08	JFCP	SELL	AUD	3.08	(8,700)	4,831,324	90,260,489	5.35%
8-May-08	JFCP	SELL	AUD	3.01	(12,611)	4,818,713	90,260,489	5.34%
15-May-08	JFCP	SELL	AUD	2.99	(31,200)	4,787,513	90,260,489	5.30%
22-May-08	JFCP	SELL	AUD	2.98	(11,100)	4,776,413	90,260,489	5.29%
26-May-08	JFCP	SELL	AUD	3.00	(20,000)	4,756,413	90,260,489	5.27%
27-May-08	JFCP	SELL	AUD	2.98	(1,100,508)	3,655,905	90,260,489	4.05%
Balance as at 27 May 2008						**3,655,905**	**90,260,489**	**4.05%**
"JFCP" = JF Capital Partners Ltd								

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Redflex Holdings Limited

ACN/ARSN: 069 308 216

1. Details of substantial holder (1)

Name: SEE ANNEXURE 'A' ATTACHED TO THIS FORM

ACN/ARSN (if applicable):

The holder became a substantial holder on 27/05/2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORD	5,382,281	5,382,281	5.96%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
SEE ANNEXURE 'B'		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
SEE ANNEXURE 'B'			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
SEE ANNEXURE 'C'				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
SEE ANNEXURE 'B'	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SEE ANNEXURE 'D'	

Signature

print name DAVID BUCKLAND capacity COMPANY SECRETARY

sign here date 29/ 05 /2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

HUNTER HALL INVESTMENT MANAGEMENT LTD (A.C.N. 063 081 612)
ANNEXURES TO FORM 603
Redflex Holdings Limited

ANNEXURE A:

Hunter Hall Investment Management Limited (A.C.N. 063 081 612)
Hunter Hall International Limited (A.C.N. 059 300 426)
Hampshire Assets and Services Pty Ltd (A.C.N. 059 790 395)
Hunter Hall Global Value Limited (A.C.N. 107 462 966)
Peter James Hall

ANNEXURE B:

Holder of Relevant Interest	Person registered and entitled to be Registered as Holder	Nature of relevant Interest	Class and Number of Shares
Hunter Hall Investment Management Limited	BNP Paribas Fund Services Australasia Pty Ltd as the custodian of the Hunter Hall Value Growth Trust, Hunter Hall Australian Value Trust, Hunter Hall Global Deep Green Trust and as Investment Manger for Hunter Hall Global Value Limited. Bank of Ireland as the custodian for the Hunter Hall International Ethical Fund.	Hunter Hall Investment Management Limited has the power to control the exercise of the right to vote attached to the shares, and the power to exercise control over the disposal of shares as Responsible Entity of the Hunter Hall Value Growth Trust (3,804,912 ord shares), Hunter Hall Australian Value Trust (370,000 ord shares), Hunter Hall Global Deep Green Trust (70,000 ord shares) and as the Investment Manager for Hunter Hall Global Value Limited (985,000 ord shares) and Hunter Hall International Ethical Fund Limited (152,369 ord shares).	5,382,281 ORD
Hunter Hall International Limited	As above	Hunter Hall International Ltd has a relevant interest in the said shares as it wholly owns Hunter Hall Investment Management Limited.	As above
Hampshire Assets And Services Pty Ltd	As above	Hampshire Assets And Services Pty Ltd has a relevant interest in the said shares as it owns 45.53% of Hunter	As above

		Hall International Ltd.	
Peter James Hall	As above	Peter Hall owns 100% of Hampshire Assets And Services Pty Ltd.	As above
Hunter Hall Global Value Limited	As above	Hunter Hall Global Value Limited is the listed investment company managed by Hunter Hall Investment Management Limited.	985,000

ANNEXURE C:

Person whose relevant interest changed: **Hunter Hall Investment Management Limited**
Hunter Hall International Limited
Hampshire Assets and Services Pty Ltd
Hunter Hall Global Value Limited
Peter James Hall

Date of Change	Nature of Change	Class of shares Affected	No. of shares Affected	Consideration Given in Relation to Change AUD	Cumulative
13/04/2007	BUY	ORD	130,000	422,448.00	130,000
20/04/2007	BUY	ORD	5,500	16,500.00	135,500
23/04/2007	BUY	ORD	16,853	50,559.00	152,353
24/04/2007	BUY	ORD	2,328	6,984.00	154,681
13/06/2007	BUY	ORD	22,484	67,452.00	177,165
14/06/2007	BUY	ORD	42	126.00	177,207
19/06/2007	BUY	ORD	9,891	30,662.10	187,098
22/06/2007	BUY	ORD	15,091	46,782.10	202,189
25/06/2007	BUY	ORD	111,902	342,274.65	314,091
26/06/2007	BUY	ORD	35,700	105,911.19	349,791
27/06/2007	BUY	ORD	9,300	26,455.00	359,091
28/06/2007	SELL	ORD	10,000	28,450.00	369,091
6/08/2007	SELL	ORD	45,231	132,359.48	414,322
7/08/2007	BUY	ORD	4,989	14,776.42	419,311
8/08/2007	BUY	ORD	2,000	6,000.00	421,311
9/08/2007	BUY	ORD	808	2,424.00	422,119
10/08/2007	BUY	ORD	11,972	35,916.00	434,091
16/10/2007	BUY	ORD	10,000	28,000.00	444,091
17/10/2007	BUY	ORD	2,077	5,774.06	446,168
19/10/2007	BUY	ORD	7,923	22,184.40	454,091
21/11/2007	Reinvested under DRP	ORD	4,138	11,117.11	458,229
21/11/2007	Reinvested under DRP	ORD	1,519	4,080.93	459,748
23/11/2007	BUY	ORD			

			5,000	15,500.00	464,748
17/12/2007	BUY	ORD	6,000	19,200.00	470,748
9/01/2008	BUY	ORD	12,418	39,737.60	483,166
22/01/2008	BUY	ORD	15,155	44,746.65	498,321
22/01/2008	BUY	ORD	6,582	19,434.01	504,903
23/01/2008	BUY	ORD	3,650	10,585.00	508,553
24/01/2008	BUY	ORD	27,501	80,069.16	536,054
24/01/2008	BUY	ORD	30,000	87,345.00	566,054
25/01/2008	BUY	ORD	14,963	42,544.30	581,017
29/01/2008	BUY	ORD	68,334	198,072.93	649,351
30/01/2008	BUY	ORD	3,014	8,620.04	652,365
4/02/2008	BUY	ORD	4,025	11,977.60	656,390
6/02/2008	BUY	ORD	2,935	8,746.30	659,325
7/02/2008	BUY	ORD	11,818	35,217.64	671,143
8/02/2008	BUY	ORD	15,833	47,351.75	686,976
11/02/2008	BUY	ORD	21,453	64,328.97	708,429
13/02/2008	BUY	ORD	13,604	40,539.92	722,033
14/02/2008	BUY	ORD	4,000	12,000.00	726,033
15/02/2008	BUY	ORD	15,000	44,991.00	741,033
15/02/2008	BUY	ORD	607,696	1,822,723.38	1,348,729
18/02/2008	BUY	ORD	9,000	26,995.50	1,357,729
18/02/2008	BUY	ORD	421,124	1,263,161.44	1,778,853
18/02/2008	BUY	ORD	170,614	511,756.69	1,949,467
19/02/2008	BUY	ORD	20,500	61,475.40	1,969,967
20/02/2008	BUY	ORD	56,564	169,686.34	2,026,531
21/02/2008	BUY	ORD	9,358	27,800.75	2,035,889
22/02/2008	BUY	ORD	5,000	15,000.00	2,040,889
25/02/2008	BUY	ORD	18,413	55,100.90	2,059,302
26/02/2008	BUY	ORD	4,965	14,845.35	2,064,267

25/03/2008	BUY	ORD	128,369	395,376.52	2,192,636
25/03/2008	BUY	ORD	500,909	1,542,799.72	2,693,545
25/03/2008	BUY	ORD	10,000	30,800.00	2,703,545
11/04/2008	BUY	ORD	685,000	2,055,000.00	3,388,545
11/04/2008	BUY	ORD	280,000	840,000.00	3,668,545
15/04/2008	BUY	ORD	5,000	15,000.00	3,673,545
22/04/2008	BUY	ORD	65,796	197,388.00	3,739,341
22/04/2008	BUY	ORD	23,369	70,107.00	3,762,710
23/04/2008	BUY	ORD	32,710	98,130.00	3,795,420
23/04/2008	BUY	ORD	11,000	33,000.00	3,806,420
24/04/2008	BUY	ORD	1,046	3,138.00	3,807,466
29/04/2008	BUY	ORD	3,427	10,281.00	3,810,893
29/04/2008	BUY	ORD	7,527	22,581.00	3,818,420
30/04/2008	BUY	ORD	198,217	594,651.00	4,016,637
30/04/2008	BUY	ORD	52,000	156,000.00	4,068,637
1/05/2008	BUY	ORD	4,783	14,349.00	4,073,420
8/05/2008	BUY	ORD	4,441	13,323.00	4,077,861
8/05/2008	BUY	ORD	1,000	3,000.00	4,078,861
12/05/2008	BUY	ORD	9,559	28,677.00	4,088,420
14/05/2008	BUY	ORD	50,419	151,236.83	4,138,839
14/05/2008	BUY	ORD	13,000	38,994.80	4,151,839
15/05/2008	BUY	ORD	4,787	14,265.26	4,156,626
19/05/2008	BUY	ORD	675	2,011.50	4,157,301
21/05/2008	BUY	ORD	69,419	207,458.68	4,226,720
21/05/2008	BUY	ORD	17,000	50,804.50	4,243,720
22/05/2008	BUY	ORD	15,261	45,477.78	4,258,981
22/05/2008	BUY	ORD	4,000	11,920.00	4,262,981
26/05/2008	BUY	ORD	19,300	57,847.89	4,282,281
27/05/2008	BUY	ORD			

			100,000	300,000.00	4,382,281
27/05/2008	BUY	ORD	750,000	2,235,000.00	5,132,281
27/05/2008	BUY	ORD	250,000	745,000.00	5,382,281
Balance Held as at 27 May 2008					5,382,281
% Held as at 27 May 2008*					5.96%

***Based on 90,260,490 shares on issue.**

ANNEXURE D:

NAME	ADDRESS
Hunter Hall International Limited	Level 2, 60 Castlereagh Street, Sydney NSW 2000
Hunter Hall Investment Management Limited	Level 2, 60 Castlereagh Street, Sydney NSW 2000
Hampshire Assets And Services Pty Ltd	Level 2, 60 Castlereagh Street, Sydney NSW 20008
Hunter Hall Global Value Limited	Level 2, 60 Castlereagh Street SYDNEY NSW 2000
Peter James Hall	Level 4, 53 Frith Street, Soho, London W1D 4SN, United Kingdom

These 6 pages comprise the Annexures A to D referred to in the Form 603, Initial substantial Shareholder Notice.

Signed

D.B. Bu[illegible].

Dated 29 May 2008

Redflex Executes New Combination Speed and Red-Light Enforcement Contract: City of Gretna, Louisiana

1 May 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new photo enforcement contract with Gretna, Louisiana.

Gretna, Louisiana
This New Orleans suburb is located in Jefferson Parish and has a population in excess of 17,000.

The scope of the program includes speed and red-light enforcement systems for up to 15 locations with a term of five years, plus two 2-year automatic renewals.

"We are proud to be supporting the City of Gretna in its efforts to significantly increase public safety by reducing the dangerous acts of speeding and red-light running. We are confident that the positive results we have seen with some of our existing speed and red-light enforcement programs will be achieved in Gretna. We feel this momentum will continue to build resulting from our success with the State of Louisiana's inaugural speed enforcement program in Lafayette, whereby a recent public opinion poll demonstrated resounding community support for these types programs. Over 70% of the citizens polled said they feel safer with the implementation of the City's red-light and speed cameras" said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc has contracts with more than 200 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

RECEIVED
2008 JUL 14 P 1:27
CE OF INTERNATI
CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER COOPER**
Date of last notice	8 November 2007
Date of this notice	22 April 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	22 April 2008
No. of securities held prior to change	As the registered holder 135,156 Ordinary Shares As not the registered holder 977,761 Ordinary Shares
Class	Fully paid Ordinary Shares
Number acquired	30,000
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.00 per share
No. of securities held after change	As the registered holder 165,156 Ordinary Shares As not the registered holder 977,761 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

RECEIVED
2008 JUL 14 P 1:2-
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: company name/scheme **REDFLEX HOLDINGS LIMITED**

ACN/ARSN ACN 069 308 216

1. Details of substantial holder[1]

Name: THORNEY HOLDINGS PTY LTD ("Holdings") ACN 006 262 835 and THORNEY PTY LTD ACN 008 595 453 and each of its related bodies corporate listed in the attached Schedule "A" to this Notice (hereinafter collectively referred to as "Thorney") and THISTLE CUSTODIANS PTY LTD ("Thistle") ACN 078 027 193

ACN (if applicable): As Above

There was a change in the interests of the substantial holder on 11/04/08

The previous notice was given to the company on 24/03/06

The previous notice was dated 24/03/06

2. Previous and present voting power

The total number of shares votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities[4]	Previous Notice		Present Notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[6]
Fully Paid Ordinary Shares	8,451,265	9.57%	6,744,906	7.47%%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of Change	Person whose relevant interest changed	Nature of change[7]	Consideration given in relation to change[8]	Class and number of securities affected	Person's votes affected
23.03.06	Holdings	On market purchase	$1.65 per share	50,092 fully paid ordinary shares	Holdings
26.06.06	Holdings	On market purchase	$1.67 per share	77,000 fully paid ordinary shares	Holdings
27.06.06	Holdings	On market purchase	$1.70 per share	106,308 fully paid ordinary shares	Holdings
28.06.06	Holdings	On market purchase	$1.72 per share	16,003 fully paid ordinary shares	Holdings
30.06.06	Holdings	On market purchase	$1.74 per share	50,000 fully paid ordinary shares	Holdings
29.08.06	Thorney	On market purchase	$2.15 per share	22,800 paid ordinary shares	Thorney
6.09.06	Thorney	On market purchase	$2.15 per share	15,713 fully paid ordinary shares	Thorney
7.09.06	Thorney	On market purchase	$2.17 per share	28,739 fully paid ordinary shares	Thorney
8.09.06	Thorney	On market purchase	$1.96 per share	50,000 fully paid ordinary shares	Thorney
11.09.06	Thorney	On market purchase	$1.98 per share	50,000 fully paid	Thorney

				ordinary shares	
2.02.07	Thorney	On market sale	$3.62 per share	211,880 fully paid ordinary shares	Thorney
8.03.07	Thorney	On market sale	$3.35 per share	61,134 fully paid ordinary shares	Thorney
9.03.07	Thorney	On market sale	$3.30 per share	200,000 fully paid ordinary shares	Thorney
14.03.07	Thorney	On market sale	$3.30 per share	100,000 fully paid ordinary shares	Thorney
18.02.08	Thorney	On market sale	$3.00 per share	500,000 fully paid ordinary shares	Thorney
27.02.08	Thorney	On market sale	$3.15 per share	26,273 fully paid ordinary shares	Thorney
28.02.08	Thorney	On market sale	$3.17 per share	32,031 fully paid ordinary shares	Thorney
29.02.08	Thorney	On market sale	$3.20 per share	41,696 fully paid ordinary shares	Thorney
20.03.08	Thorney	Off market sale	$3.10 per share	1,455,848 fully paid ordinary shares	Thorney
20.03.08	Thistle	Off market purchase	$3.10 per share	1,455,848 fully paid ordinary shares	Thistle
11.04.08	Thistle	On market sale	$3.00 per share	1,000,000 fully paid ordinary shares	Thistle

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[9]	Nature of relevant interest[10]	Class and number of shares	Person's votes
Thistle Custodians Pty Ltd	Invia Custodians Pty Ltd	N/A	Beneficial Owner	455,848 ordinary shares	455,848
Thorney Capital Pty Ltd	Invia Custodians Pty Ltd	N/A	)) Associates of Thistle) by virtue of being) related bodies) corporate (as) defined in Sections) 9 and 50 of the) Corporations Act) 2001))))	455,848 ordinary shares	
Thorney Consolidated Holdings Pty Ltd	Invia Custodians Pty Ltd	N/A		455,848 ordinary shares	
Pratt Holdings Pty Ltd	Invia Custodians Pty Ltd	N/A		455,848 ordinary shares	
Pratt Consolidated Holdings Pty Ltd	Invia Custodians Pty Ltd	N/A		455,848 ordinary shares	
Pratt Group Holdings Pty Ltd	Invia Custodians Pty Ltd	N/A		455,848 ordinary shares	
Thorney Holdings	Thorney Holdings	N/A	Beneficial Owner	6,289,058 ordinary shares	6,289,058
Thorney Investment Group Australia Pty Ltd	Invia Custodians Pty Ltd	N/A	By virtue of section 608 of the Corporations Act 2001	6,289,058 ordinary shares	
Jamahjo Pty Ltd	Invia Custodians Pty Ltd	N/A		6,289,058 ordinary shares	

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association[11] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of association
Thorney Holdings Pty Ltd	Thorney Holdings was previously 100% owned by Thorney Consolidated Holdings Pty Ltd. It is currently 100% owned by Thorney Investment Group Australia Pty Ltd.
Thorney Pty Ltd	Thorney was previously 100% owned by Thorney Holdings Pty Ltd. It is currently owned by Thorney Capital Pty Ltd, which is 100% owned by Thorney Consolidated Holdings Pty Ltd.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Thorney Holdings Pty Ltd	Level 39, 55 Collins Street, Melbourne, Victoria 3000
Thorney Investment Group Australia Pty Ltd ACN 117 488 892	Level 39, 55 Collins Street, Melbourne, Victoria 3000
Jamahjo Pty Ltd ACN 117 488 696	C/- TWF Partners, Level 4, 25 Claremont Street, South Yarra, 3141
Thorney Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thistle Custodians Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Capital Pty Ltd ACN 005 788 223	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Consolidated Holdings Pty Ltd ACN 075 051 482	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings Pty Ltd ACN 004 421 981	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Consolidated Holdings Pty Ltd ACN 104 958 581	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Group Holdings Pty Ltd ACN 006 137 471	Level 2, 533 Little Lonsdale Street, Melbourne 3000

Signature

Print name **Alex Waislitz** Capacity **Director**

Sign here date 11/04/08

THIS IS THE SCHEDULE OF 2 PAGES REFERRED TO IN THE FORM 604 NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER SIGNED BY ME AND DATED 11 APRIL 2008.

....
Alex Waislitz
Director
THORNEY PTY LTD

SCHEDULE 'A'

RELATED BODIES CORPORATE OF THORNEY PTY LTD

Ace Print & Display Pty Ltd, ACN 000 639 743, Level 2, 533 Little Lonsdale Street, Melbourne 3000
ARI R & D Holdings Pty Ltd, ACN 069 674 871, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Astrapak Pty Ltd, ACN 089 137 986, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Burihigh Terrace Pty Ltd, ACN 080 534 416, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Burihigh Terrace Management Pty Ltd, ACN 075 051 464, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Colstrup Pty Ltd, ACN 006 538 165, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Cotham Road Pty Ltd, ACN 098 015 055, Level 2, 533 Little Lonsdale Street, Melbourne 3000
EEG R & D (Holdings) Pty Ltd, ACN 069 602 062, Level 2, 533 Little Lonsdale Street, Melbourne 3000
HEP R & D Holdings Pty Ltd, ACN 069 095 174, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Ilaba Pty Ltd, ACN 069 171 160, Level 2, 533 Little Lonsdale Street, Melbourne 3000
J. Gadsden Pty Ltd, ACN 005 878 995, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Kerbside Papers Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Kingsthorne Pty Ltd, ACN 006 449 903, Level 14, 600 St. Kilda Road, Melbourne 3004
Lonsdale Mineral Exploration No. 2 Pty Ltd, ACN 081 412 348, Level 2, 533 Little Lonsdale Street, Melbourne 3004
Mason Duflex Displays Pty Ltd, ACN 080 570 430, Level 2, 533 Little Lonsdale Street, Melbourne 3000
McCredie Road Properties Pty Ltd, ACN 005 258 284, Level 14, 600 St. Kilda Road, Melbourne 3004
McKoy Street Properties Pty Ltd, ACN 098 493 817, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Northcourt Pty Ltd, ACN 006 564 870, Level 14, 600 St Kilda Road, Melbourne 3004
OVS Investment Corporation Limited, ACN 009 119 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt & Co. Pty Ltd, ACN 005 967 555, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt & Nominees Pty Ltd, ACN 005 788 214, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt & Security Pty Ltd, ACN 005 787 161, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Aviation Pty Ltd, ACN 075 051 455, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Finance Pty Ltd, ACN 005 449 632, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings No 2 Pty Ltd, ACN 104 958 572, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings No 3 Pty Ltd, ACN 104 958 545, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings No 4 Pty Ltd, ACN 104 958 518, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Infrastructure Pty Ltd, ACN 074 489 553, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Infrastructure Finance Pty Ltd, ACN 075 257 984, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Infrastructure No. 3 Pty Ltd, ACN 087 537 344, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt International Pty Ltd, ACN 005 787 959, Level 14, 600 St. Kilda Road, Melbourne 3004
Pratt Investments Pty Ltd, ACN 005 019 027, Level 14, 600 St. Kilda Road, Melbourne 3004
Pratt Pastoral Pty Ltd, ACN 098 839 304, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Research & Development Pty Ltd, ACN 005 534 609, Level 14, 600 St. Kilda Road, Melbourne 3004
Pratt Water Pty Ltd, ACN 099 764 235, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Prickly Pty Ltd, ACN 075 290 032, Level 39 55 Collins Street, Melbourne 3000
Ruddi Pty Ltd, ACN 006 818 597, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Salvage Paper Pty Ltd, ACN 101 429 716, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Southern Paper Pty Ltd, ACN 090 908 188, Level 2, 533 Little Lonsdale Street, Melbourne 3000
SPC One Properties Pty Ltd, ACN 008 545 542, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Sundowner Investments Pty Ltd, ACN 005 438 915, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thistle Custodians Pty Ltd, ACN 078 027 193, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Equities Pty Ltd, ACN 080 075 207, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Infrastructure No. 2 Pty Ltd, ACN 083 132 835, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Properties Pty Ltd, ACN 079 777 209, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Properties (Ballarat) Pty Ltd, ACN 106 693 725, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Triwall Pty Ltd, ACN 000 822 140, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Automation International Pty Ltd, ACN 118 294 090, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Board Pty Ltd, ACN 005 787 913, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Board (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Board Paper Products Pty Ltd, ACN 005 534 396, Level 14, 600 St. Kilda Road, Melbourne 3004
Visy Board Properties Pty Ltd, ACN 004 278 997, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Board (S.A.) Pty Ltd, ACN 008 268 371, 24-26 White Road, Gepps Cross 5094

Visy Board (Wodonga) Pty Ltd, ACN 098 839 402, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Cartons Pty Ltd, ACN 095 321 592, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy CDL Services Pty Ltd, ACN 004 052 260, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Industries Australia Pty Ltd, ACN 004 337 615, Level 14, 600 St. Kilda Road, Melbourne 3004
Visy Industries Holdings Pty Ltd, ACN 005 787 968, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Industries USA Pty Ltd, ACN 005 449 445, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Kraft Holdings Pty Ltd, ACN 086 513 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Leasing Pty Ltd, ACN 075 051 517, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Logistics Pty Ltd, ACN 113 119 298, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Packaging Pty Ltd, ACN 095 313 723, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Packaging Holdings Pty Ltd, ACN 095 132 317, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Packaging Properties Pty Ltd, ACN 095 190 524, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visypak Operations Pty Ltd, ACN 094 555 085, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Paper Pty Ltd, ACN 005 803 234, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Paper Technology Pty Ltd, ACN 000 154 638, Level 2, 533 Little Lonsdale Street, Melbourne 3000
VisyPET Pty Ltd, ACN 099 764 119, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visypet (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Plastics Pty Ltd, ACN 079 309 943, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Pulp and Paper Pty Ltd, ACN 086 513 144, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy R & D Pty Ltd, ACN 072 572 046, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Recycling (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Recycling Australia Pty Ltd ACN 118 295 239, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Recycling MRFs Pty Ltd ACN 118 874 292, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Recycling Operations Pty Ltd, ACN 006 941 082, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Rigid Holdings (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Rigid Packaging (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand
Visy Specialties Australasia Pty Ltd, ACN 006 262 844, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Tech Systems Pty Ltd, ACN 095 313 741, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Visy Woodyard Operations Pty Ltd, ACN 097 267 313, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Wax R & D Pty Ltd, ACN 070 023 095, Level 2, 533 Little Lonsdale Street, Melbourne 3000
Yoni Pty Ltd, ACN 008 651 429, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Redflex Executes Three New Photo Enforcement Contracts: City of Highland, California and Villages of Orland Park and Tinley Park, Illinois

8 April 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of three new photo enforcement contracts with the City of Highland, California and the Villages of Orland Park, Illinois and Tinley Park, Illinois.

City of Highland, California
Located in the heart of San Bernardino County, the City of Highland has a population in excess of 50,000.

The scope of the program includes red-light enforcement for up to 8 locations with a term of two years, plus three 1-year automatic renewals.

Village of Orland Park, Illinois
Located in Cook County, the Village of Orland Park has a population in excess of 50,000.

The scope of the program includes red-light enforcement for up to 30 locations with a term of five years, plus two 2-year automatic renewals.

Village of Tinley Park, Illinois
Located in Cook County, the Village of Tinley Park has a population of approximately 60,000.

The scope of the program includes red-light enforcement for up to 30 locations with a term of five years, plus two 2-year automatic renewals.

"With a focused infrastructure investment in key sections of both California and Illinois, it is pleasing to see the markets positively responding, resulting in sustained growth and more streamlined operations in these strategic regions" said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc has contracts with approximately 200 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

END